EXHIBIT H


                       FORM OF NOTICE OF PROPOSED TRANSACTIONS



          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-       ; 70-     )


          Filings Under the Public Utility Holding Company Act of 1935 ("Act"). AMEREN CORPORATION, UNION ELECTRIC COMPANY, CENTRAL ILLINOIS
          PUBLIC SERVICE COMPANY AND AMEREN SERVICES COMPANY
          NOTICE OF PROPOSAL TO ESTABLISH AND UTILIZE THE AMEREN
          CORPORATION SYSTEM UTILITY MONEY POOL

                          , 1998
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                    Notice is hereby given that the following filing(s)
          has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

                    Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit
          their views in writing by            to the Secretary, Securities
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          and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                *         *         *

                    Ameren Corporation ("Ameren"), 1901 Chouteau Avenue, St. Louis, Missouri 63101, a registered holding company; Union Electric Company, d/b/a AmerenUE ("UE"), 1901 Chouteau Avenue, St. Louis, Missouri 63101, a utility subsidiary of Ameren; Central Illinois Public Service Company, d/b/a AmerenCIPS ("CIPS"), 607 East Adams, Springfield, Illinois 62953, a utility subsidiary of Ameren; and Ameren Services Company, 1901 Chouteau


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          Avenue, St. Louis, Missouri 63101, a service company subsidiary of Ameren ("Ameren Services"), have filed an application-declaration with this Commission under Sections 6(a), 7, 9(a), 10 and 12 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 43 thereunder.

                    The applicants are seeking authorization, through February 27, 2003, to establish and Participate in the Ameren Corporation System Utility Money Pool (the "Utility Money Pool"). The specific terms and provisions of the Utility Money Pool will be set forth in a Utility Money Pool Agreement. The applicants are proposing to establish the Utility Money Pool in order to coordinate and provide for the short-term cash and working capital requirements of UE, CIPS and Ameren Services.

                    In accordance with the terms and provisions of the Utility Money Pool Agreement, funds will be available from the following sources for short-term loans to UE, CIPS and Ameren Services from time to time: (1) surplus funds in the treasuries of UE, CIPS and Ameren Services, (2) surplus funds in the treasury of Ameren, and (3) proceeds from bank borrowings and the sale of commercial paper by Ameren, UE, CIPS and Ameren Services ("External Funds"). Funds will be made available from such sources in such other order as Ameren Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Utility Money Pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool, or shall lend such funds to the Utility Money Pool, will be made by such participant's Treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.

                    Utility Money Pool Participants that borrow will borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Ameren and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

                    Borrowings from the Utility Money Pool will require authorization by the borrower's Treasurer, or by a designee thereof. No Party will be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at a lower cost directly from banks or through the sale of its own commercial paper in an existing commercial paper program. No loans through the Utility Money Pool will be made to, and no borrowings through the Utility Money Pool will be made by, Ameren.

                    Certain additional terms of the Utility Money Pool are described below:


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                    Interest Rate on Loans.  If only Internal Funds
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          comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such Internal Funds will be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial commercial paper composite rate (or if no such rate is established for that day, then the applicable rate would be the rate for the next preceding day for which such rate was established).

                    If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool Participant had made available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

                    In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds will be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool Participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowing.

                    Certain Costs. The cost of compensating balances and/or fees paid to banks to maintain credit lines by Utility Money Pool Participants lending External Funds to the Utility Money Pool will initially be paid by the participant maintaining such line. Commitment fees will be allocated by usage of proceeds. A portion of such costs, or all of such costs in the event a Utility Money Pool Participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool, will be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

                    Investment of Surplus Funds. Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) will ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iv) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit and bankers acceptances; (vii) Eurodollar certificates of deposit or time deposits; (viii) investment grade medium term notes, variable rate demand notes and variable rate preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.


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                    Allocation of Interest Income and Investment Earnings.
          The interest income and investment income earned on loans and investments of surplus funds will be allocated among the Participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

                    Repayment. Each applicant receiving a loan through the Utility Money Pool will be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand or on a date agreed by the parties to the transaction, but in any event within one year of the date on which such loan was made. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty. Interest will be accrued by each borrower monthly.

                    Form of Loans to Applicants. All loans through the Utility Money Pool will be made on or before February 27, 2003 and will be made pursuant to open-account advances, repayable upon demand or on a date agreed by the parties to the transaction, but in any event not later than one year after the date of the advance; provided, that each lending party will at all times be entitled to receive upon demand one or more promissory notes evidencing any and all loans by such lender.

                    Operation. Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by Ameren Services under the authority of the appropriate officers of the participating companies. Ameren Services will administer the Utility Money Pool on an "at cost" basis.

                    The applicants further request that Ameren Services be granted authority to file, on behalf of the applicants and on a quarterly basis, certificates of notification pursuant to Rule 24 under the Act with respect to borrowings by the applicants through the Utility Money Pool.

                    For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                  Jonathan G. Katz
                                                  Secretary


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